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                             April 20, 2021

       Bradley A. Bostic
       Chief Executive Officer
       Future Health ESG Corp.
       8 The Green, Suite #12081
       Dover, DE 19901

                                                        Re: Future Health ESG
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Filed March 24,
2021
                                                            CIK No. 0001851182

       Dear Mr. Bostic:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 filed March 24, 2021

       Since our initial stockholders will lose their entire investment in us if our initial business combination is not completed..., page 35

   1. We note disclosure in the first full risk factor on page 35 and elsewhere regarding conflicts of interest
in circumstances where the founder shares become worthless without an initial business
combination. Please disclose in quantitative and qualitative terms how economic incentives
could result in substantial misalignment of interests where an initial business combination
does occur. For example, since your founders acquired a 20% stake for a nominal amount,
approximately $0.007 per share, and the offering is for $10.00 a share, the founders
could make a substantial profit after the initial business combination even if holders of the
public shares experience substantial losses. Please revise here and
 Bradley A. Bostic
Future Health ESG Corp.
April 20, 2021
Page 2
       your other risk factors accordingly.
Capitalization, page 61

2. We note in the capitalization table that you present 14,597,499 shares subject to possible redemption in the mezzanine equity caption as compared to 14,072,499 shares in the permanent equity caption. Additionally, the 14,072,499 shares is also used in footnotes 5 and 6 in your summary financial data on page 26. Please revise or advise.
3. As a related matter, please reconcile the 4,677,501 shares issued and outstanding as adjusted in the permanent equity section with the 4,152,501 shares in your dilution disclosures on page 60.
Public Stockholders Warrants, page 105

4.     We note your disclosure in this section that you    are not registering
the shares of common
       stock issuable upon exercise of the warrants at this time.    Please
reconcile this disclosure
       with your fee table and other related disclosure or advise.
       You may contact Li Xiao at (202) 551-4391 or Lynn Dicker at (202) 551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Joe McCann at (202) 551-6262 with any other questions.



                                                             Sincerely,
FirstName LastNameBradley A. Bostic
                                                             Division of
Corporation Finance
Comapany NameFuture Health ESG Corp.
                                                             Office of Life
Sciences
April 20, 2021 Page 2
cc:       Yelena M. Barychev, Esq.
FirstName LastName